

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2007

Christopher R. Christensen
Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

> **Re:** **The Ensign Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 26, 2007**
> **File No. 333-142897**

Dear Mr. Christensen:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in July, 2007 you acquired a long-term care facility in Utah. Please clarify your disclosure by briefly explaining how you acquired this facility without any amounts being paid to the prior operators, and without the assumption of assets and/or liabilities.

As Medicare and Medicaid certified providers, our operating subsidiaries undergo periodic audits and "probe reviews" by government agents, which can result in recoupments of prior revenue by the government, cause further reimbursements to be delayed or held and could result in civil or criminal sanctions., page 24

2. We note your response to prior Comment 19, and your statement that the Company believes that it is unlikely that it could quantitatively disclose an amount of damages from potential false claims that would provide meaningful information to investors. Please revise to indicate the damages paid out as a result of false claims on a retrospective basis for the most recently available fiscal year, if material.

Compliance with the regulations of the Department of Housing and Urban Development may require us to make unanticipated expenditures which could increase our costs. – page 35

3. We note your response to prior Comment 21. Please revise to indicate the time frame of the HUD appeal with respect to the remaining deficiency. Also, please revise to indicate the extent to which repayment of the HUD mortgage on this facility would impact your cash and financial condition.

Critical Accounting Policies
Revenue Recognition, page 58-59

4. We note your response to prior comment 29 and the revised disclosures. Please revise the disclosure to quantify the impact of retroactive adjustments on revenues for each period presented.

Principal Elements of Executive Compensation, page 108

5. We note your response to prior Comment 36. Please clarify what you mean by stating that your executives' compensation "is comparable" to other executives' compensation at similar companies. For example, were your executives' compensation levels comparable to the average compensation paid at those companies? Furthermore, identify the companies that were considered.

Christopher R. Christensen
The Ensign Group, Inc.
August 3, 2007
Page 3

6. We note your response to prior Comments 37, 39, 40 and 41. Please further revise your disclosure to explain how the formula based upon annual net income before taxes is calculated. Furthermore, reconcile your disclosure here discussing the additional annual cash bonus paid to your president and chief executive officer at the discretion of the compensation committee based upon its perception that the individual's performance was "satisfactory" with the disclosure in footnote (3) to the summary compensation table which indicates that the additional bonus payouts were based solely on "the attainment of certain pre-established performance criteria."

7. We note your response to prior Comment 42. Clarify how the board used "the relevant market data" to establish their compensation levels. For example, did the board use the market data to benchmark its director compensation levels? Identify the companies that were considered.

Stock-Based Compensation, pages 61-63
Note 12 – Options and Warrants, pages F-33 – F-37

8. We note your response to prior comments 30 and 31. We understand that you will update the disclosure within your Critical Accounting Policies and Note 12 as you finalize your offering price.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ellen S. Bancroft, Esq. (*via facsimile*)